Exhibit 99.1

CELLECT BIOTECHNOLOGY LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS AND SERIES-1 STOCK OPTIONS

Notice is hereby given that an Extraordinary General Meeting (the “Extraordinary General Meeting”) of Shareholders and holders of Series-1 Stock Options (the “Warrants”) of Cellect Biotechnology Ltd. (the “Company”) will be held at the offices of the Company's attorney – Doron, Tikotzky, Kantor, Gutman, Cederboum & Co., at B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, on May 9, 2017, (i) with Shareholders meeting to be held at 12:00 (noon) Israel time, and (ii) Warrant holders meeting to be held at 12:30 Israel time.

The Extraordinary General Meeting is being called for the following purposes:

1.	Extending the exercise period of the Warrants to a date that is 80 days from court’s approval for such extension, if granted.

2.	Reducing the exercise price of the Warrants from NIS 1.85 per warrant to NIS 1.20 per warrant.

3.	Delisting the Ordinary Shares of the Company traded on the Tel Aviv Stock Exchange.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders and American Depositary Share (“ADS”) holders of record at the close of business on April 9, 2017 (the “Shareholders Record Date”), are entitled to notice of and to vote at the Meeting either in person or by appointing a proxy to vote in their stead at the Extraordinary General Meeting (as detailed below). Shareholders and ADS holders are asked to vote on Proposals 1, 2 and 3.

Warrant holders of record at the close of business on April 27, 2017 (the “Warrant holders Record Date”), are entitled to notice of and to vote at the Meeting either in person or by appointing a proxy to vote in their stead at the Extraordinary General Meeting (as detailed below). Warrant holders are asked to vote on Proposals 1 and 2.

A form of proxy for use at the Extraordinary General Meeting is attached to this Proxy Statement and has been sent to the Company’s shareholders and ADS holders together with a return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the Extraordinary General Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least 4 hours prior to the Extraordinary General Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Shareholders and ADS holders should return their proxies by the date set forth on the form of proxy. Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Extraordinary General Meeting for which the Board of Directors recommends a “FOR” vote. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

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Shareholders registered in the Company's shareholders register in Israel, and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange, may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices no later than 48 hours prior to the scheduled date of the Extraordinary General Meeting. Shareholders registered in the Company's shareholders register in Israel, and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy, must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than 48 hours prior to the scheduled date of the Extraordinary General Meeting, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Shareholders Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) 4760 - 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Extraordinary General Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

Warrant holders who hold Warrants through members of the Tel Aviv Stock Exchange may vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices no later than 48 hours prior to the scheduled date of the Extraordinary General Meeting. Warrant holders who vote their Warrants by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Warrant holders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than 48 hours prior to the scheduled date of the Extraordinary General Meeting, an ownership certificate confirming their ownership of the Company’s Warrants on the Warrant holders Record Date, which certificate must be approved by a recognized financial institution. Alternatively, Warrant holders may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Extraordinary General Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Warrants.

ADS holders should return their proxies by the date set forth on their form of proxy.

To the extent you would like to submit a position statement with respect to any of proposals described in the Proxy Statement pursuant to the Israeli Companies law, 1999, you may do so by delivery of appropriate notice to Company's offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, not later than ten days before the Meeting date (i.e., April 30, 2017).

If you are a beneficial owner of Ordinary Shares or warrants registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Extraordinary General Meeting you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Kasbian Nuriel Chirich

Chairman of the Board of Directors

April 4, 2017

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CELLECT BIOTECHNOLOGY LTD.

KFAR SABA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS AND SERIES-1 STOCK OPTIONS HOLDERS

May 9, 2017

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Cellect Biotechnology Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders and holders of the Company’s Series -1 Stock Options (the “Extraordinary Meeting”) to be held on May 9, 2017, (i) with Shareholders meeting to be held at 12:00 (noon) Israel time, and (ii) Warrant holders meeting to be held at 12:30 Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”), the Ordinary Shares associated with each ADS and the holders of the Company’s Series-1 Stock Options (the “Warrant”) covered thereby in accordance with the directions of the shareholders, ADS holders or Warrant holders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares, ADS and Warrants represented thereby will be voted in favor of each of the proposals, as applicable, described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than thirty three percent (33%) of the Company’s outstanding Ordinary Shares, including the ADSs, shall constitute a quorum for the Extraordinary Meeting. Two or more Warrant holders present, personally or by proxy, holding not less than thirty three percent (33%) of the Company’s Warrants shall constitute a quorum for the Extraordinary Meeting. If within half an hour from the time the Extraordinary Meeting is convened a quorum is not present, the Extraordinary Meeting shall stand adjourned until May 16 2017, at the same time as the Extraordinary Meeting (Israel time). If a quorum is not present at the adjourned Extraordinary Meeting within half an hour from the time appointed for such adjourned Extraordinary Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Extraordinary Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum. Broker non-votes, as defined below, are counted in determining if a Quorum is present.

Broker non-votes occur when a beneficial owner of shares held in “street name” does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters.  In the event that a broker, bank, or other agent indicates on a proxy that it does not have discretionary authority to vote certain shares on a non-routine proposal, then those shares will be treated as broker non-votes.  Because Proposals 1, 2 and 3 in this Proxy Statement are non-routine proposals, your broker, bank or other agent will not be entitled to vote on these proposals without your instructions.

Pursuant to Section 350 of the Israeli Companies Law, 5799-1999 (the “Israeli Companies Law”), Proposals 1 and 2 described hereinafter require the affirmative vote of at least a three fourths majority of the votes of shareholders and ADS holders present and voting on the matter for shareholders to approve Proposal 1 and Proposal 2 (separately), provided that such a majority does not include (i) shareholders that the value of their Warrants is more than 70% of the value of their shares in the Company, or (ii) their Warrants holding percentage (out of the entire Warrants) is more than 70% of their shareholding percentage in the Company's share capital (the “Shareholders Special Majority”). In addition, Proposals 1 and 2 require the affirmative vote of at least a three fourths majority of the votes of the Warrant holders present and voting on the matter provided that such a majority does not include (i) Warrant holders that the value of their shares in the Company is more than 70% of the value of their Warrants, or (ii) their shareholding percentage in the Company's share capital is more than 70% of their Warrants holding percentage (out of the entire Warrants) (the “Warrant holders Special Majority”).

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Please note that you are required to indicate on the proxy card with respect to Proposals 1 and 2 whether or not your holdings meet the value and percentage holding ratio of your Warrants and shares, as specified above and as specified in the proxy card. If you fail to indicate so on the proxy card, your vote may not be counted with respect to the Proposals 1 and/or 2, for which you failed to provide notification.

Pursuant to the Israeli Companies Law, Proposal 3 described hereinafter requires the affirmative vote of at least a three fourths majority of the votes of shareholders and ADS holders present and voting on the matter.

PROPOSAL 1

EXTENDING THE EXERCISE PERIOD OF THE COMPANY'S WARRANTS

On March 7, 2017, following the approval of the Board of Directors, the Company petitioned the district court of Tel Aviv (the “Court”) to approve the convening of the meetings specified in this Proposal 1 for the purpose of approving the extension of the expiration date of the Warrants (which is currently June 30, 2017) to a date that is 80 days from the Court’s approval for such extension, if granted, in accordance with Section 350 of the Israeli Companies Law.

On March 13, 2017 such petition was approved by the Court.

The Board of Directors believes that extending the exercise period of the Warrants is in the best interest of the Company and its shareholders.

It is therefore proposed that the following resolution be adopted at the Meeting of the Warrant holders and the shareholders of the Company:

“RESOLVED, to extend the exercise period of the Warrants to a date that is 80 days from court’s approval for such extension, if granted”.

Obtaining the Shareholders Special Majority (at the meeting of the shareholders, including the ADSs holders) and the Warrant holders Special Majority (at the meeting of the Warrant holders) is required to approve this resolution. Broker non-votes will not impact the results of the vote on Proposal 1, but will be counted for purposes of determining whether there is a quorum.

The Board of Directors recommends that you vote FOR the proposal included herein.

PROPOSAL 2

REDUCING THE EXERCISE PRICE OF THE COMPANY’S WARRANTS

On March 7, 2017, following the approval of the Board of Directors, the Company petitioned the Court to approve the convening of the meetings specified in this Proposal 2 for the purpose of reducing the exercise price of the Warrants from NIS 1.85 per Warrant to NIS 1.20 per Warrant, in accordance with Section 350 of the Israeli Companies Law.

On March 13, 2017 such petition was approved by the Court.

The Board of Directors believes that reducing the exercise price of the Warrants is in the best interest of the Company and its shareholders.

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It is therefore proposed that the following resolution be adopted at the Meeting of the Warrant holders and the shareholders of the Company:

“RESOLVED, to decrease the exercise price of the Warrants from NIS 1.85 per Warrant to NIS 1.20 per Warrant”.

Obtaining the Shareholders Special Majority (at the meeting of the shareholders, including the ADSs holders) and the Warrant holders Special Majority (at the meeting of the Warrant holders) is required to approve this resolution. Broker non-votes will not impact the results of the vote on Proposal 2, but will be counted for purposes of determining whether there is a quorum.

The Board of Directors recommends that you vote FOR the proposal included herein.

PROPOSAL 3

DELISTING THE ORDINARY SHARES OF THE COMPANY TRADED ON THE TEL AVIV STOCK EXCHANGE

On March 7, 2017, following the approval of the Board of Directors, the Company petitioned the Court to approve the convening of a meeting specified in this Proposal 3 for the purpose of requesting shareholder approval in order to delisting of the Company’s Ordinary Shares from the Tel Aviv Stock Exchange, in accordance with Section 350 of the Israeli Companies Law.

On March 13, 2017 such petition was approved by the Court.

The Board of Directors believes that delisting the Company’s Ordinary Shares from the Tel Aviv Stock Exchange is in the best interest of the Company and its shareholders.

It is therefore proposed that the following resolution be adopted at the Meeting of the shareholders of the Company:

“RESOLVED, to delisting the Company’s Ordinary Shares from the Tel Aviv Stock Exchange”.

The affirmative vote of at least a three fourths majority of the Ordinary Shares, including the ADSs, voting on the matter is required to approve this resolution. Broker non-votes will not impact the results of the vote on Proposal 3, but will be counted for purposes of determining whether there is a quorum.

The Board of Directors recommends that you vote FOR the proposal included herein.

Your vote is important! Shareholders, ADS holders and Warrant holders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares and Warrants represented thereby will be voted as indicated thereon. Shareholders, ADS holders and Warrant holders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Extraordinary Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760- 2000. Such shareholders, ADS holders and Warrant holders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

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Proxies and all other applicable materials should be sent to the Company’s office at 23 Hata’as Street, Kfar Saba, Israel 44425  no less than forty eight (48) hours prior to the date designated for the Extraordinary Meeting.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the Securities and Exchange Commission (the “SEC”). Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a “Dual Company” (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER, ADS HOLDERS OR WARRANT HOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED APRIL 4, 2017. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN APRIL 4, 2017, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS, ADS HOLDERS OR WARRANT HOLDER SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

CELLECT BIOTECHNOLOGY LTD.

Kasbian Nuriel Chirich

Chairman of the Board of Directors

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